Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Predecessor			Successor
	Year Ended December 31,		Six Months Ended July 1, 2009	Six Months Ended December 31, 2009	Year Ended December 31,

	2007	2008			2010	2011
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income (loss) of equity investees	$14,644	$(16,186)	$457,761	$1,259	$(20,402)	$(27,200)
Add: Fixed Charges	67,120	59,664	16,618	20,528	42,493	40,591
Add: Distributed income of equity investees	—	—	—	—	—	—
Less: Equity investment	—	—	—	—	—	—

Total earnings before fixed charges	$81,764	$43,478	$474,379	$21,787	$22,091	$13,391

Fixed charges:
Interest expense	$60,706	$53,861	$14,072	$17,255	$35,441	$32,506
Accretion (amortization) on debt discount/premium, net	449	(583)	(189)	3	183	213
Estimated interest component of rent expense	5,965	6,386	2,735	3,270	6,869	7,872

Total fixed charges	$67,120	$59,664	$16,618	$20,528	$42,493	$40,591

Ratio of earnings to fixed charges(1)	1.22	<1	28.55	1.06	<1	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.